Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALTERNUS CLEAN ENERGY, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Alternus Clean Energy, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2.This Certificate of Amendment has been duly adopted by the Corporation’s Board of Directors and approved by the written consent of the holder of a majority of the outstanding stock entitled to vote thereon in accordance with the provisions of Sections 228 and 242 of the DGCL.

3.Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

ARTICLE IV of the Charter is hereby amended by adding the following new paragraph at the end of such article:

“Effective at 12:01 a.m., Eastern Time, on August 20, 2026 (the “2026 Split Effective Time”), every Two Thousand Five Hundred (2,500) shares of common stock issued and outstanding or held by the Corporation as treasury shares as of the 2026 Split Effective Time shall automatically, and without action on the part of the stockholders, be combined, reclassified and changed into one (1) validly issued, fully paid and non-assessable share of common stock, without effecting a change to the par value per share of common stock, subject to the treatment of fractional interests as described below (the “2026 Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the combination effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with such combination will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s common stock on the OTC Markets on the last trading day immediately preceding the date on which the 2026 Split Effective Time occurs. As of the 2026 Split Effective Time and thereafter, a certificate(s) representing shares of common stock prior to the 2026 Reverse Split is deemed to represent the number of post-2026 Reverse Split shares into which the pre-2026 Reverse Split shares were reclassified and combined. The 2026 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, common stock of the Corporation and all references to such common stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of common stock shall be deemed to be references to the common stock or options or rights to purchase or acquire shares of common stock, as the case may be, after giving effect to the 2026 Reverse Split.”

4. This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on August 20, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 13th day of August, 2026.

ALTERNUS CLEAN ENERGY, INC.

By: /s/ Vincent Browne________________________

Name: Vincent Browne

Title: Chief Executive Officer